Exhibit 99.1

Yiren Digital Reports Third Quarter 2023 Financial Results

BEIJING – November 21, 2023 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-driven one-stop select financial and lifestyle services platform in China, today announced its unaudited financial results for the quarter ended September 30, 2023.

Third Quarter 2023 Operational Highlights

Financial Services Business

●	Total loans facilitated in the third quarter of 2023 reached RMB9.8 billion (US$1.3 billion), representing an increase of 20.3% from RMB8.2 billion in the second quarter of 2023 and compared to RMB6.3 billion in the same period of 2022.
●	Cumulative number of borrowers served reached 8,595,780 as of September 30, 2023, representing an increase of 7.4% from 8,002,372 as of June 30, 2023 and compared to 6,960,095 as of September 30, 2022.
●	Number of borrowers served in the third quarter of 2023 was 1,204,012, representing an increase of 18.7% from 1,013,972 in the second quarter of 2023 and compared to 737,320 in the same period of 2022. The increase was driven by the strong demand for our small revolving loan products and the improvement of customer acquisition efficiency.
●	Outstanding balance of performing loans facilitated reached RMB15.1 billion (US$2.1 billion) as of September 30, 2023, representing an increase of 18.2% from RMB12.8 billion as of June 30, 2023 and compared to RMB10.6 billion as of September 30, 2022.

Insurance Brokerage Business

●	Cumulative number of insurance clients served reached 1,256,762 as of September 30, 2023, representing an increase of 10.9% from 1,133,069 as of June 30, 2023 and compared to 866,874 as of September 30, 2022.
●	Number of insurance clients served in the third quarter of 2023 was 123,693, representing a decrease of 8.7% from 135,449 in the second quarter of 2023 and compared to 156,294 in the same period of 2022. The decrease was primarily a result of our strategic shift towards prioritizing products with higher average premiums.
●	Gross written premiums in the third quarter of 2023 were RMB1,428.5 million (US$195.8 million), representing an increase of 7.2% from RMB1,332.5 million in the second quarter of 2023 and compared to RMB996.9 million in the same period of 2022. The increase was mainly attributed to the contribution from the renewal premiums of long-term insurance policies.

Consumption and Lifestyle Business

●	Total gross merchandise volume generated through our e-commerce platform and “Yiren Select” channel reached RMB563.2 million (US$77.2 million) in the third quarter of 2023, representing an increase of 42.3% from RMB395.8 million in the second quarter of 2023 and compared to RMB249.6 million in the same period of 2022. The increase was mainly due to the continuous growth of paying customers on our e-commerce platform.

“Over the past quarter, we invested in AI across the enterprise, and we have noted tangible progress in improving operational efficiencies and enhanced profitability,” said Mr. Ning Tang, Chairman and Chief Executive Officer. “We are confident in maintaining our leading position as an AI and technology-driven financial and lifestyle services platform through continued investments in technological innovation.”

“Amidst a moderately recovering macro environment, we are pleased by the financial results we achieved this quarter with net revenue increasing 56% year-over-year to RMB1.3 billion and net income increasing 105% year-over-year to RMB554.4 million,” Ms. Na Mei, Chief Financial Officer commented. “In the third quarter, we generated approximately RMB645.4 million cash from operations and as of quarter-end, our cash position remains strong at RMB5.4 billion.”

Third Quarter 2023 Financial Results

Total net revenue in the third quarter of 2023 was RMB1,310.8 million (US$179.7 million), representing an increase of 55.9% from RMB840.7 million in the third quarter of 2022. Particularly, in the third quarter of 2023, revenue from financial services business was RMB668.0 million (US$91.6 million), representing an increase of 35.4% from RMB493.4 million in the same period of 2022. The increase was attributed to the persistent and growing demand for our small revolving loan products. Revenue from insurance brokerage business was RMB264.6 million (US$36.3 million), representing an increase of 40.0% from RMB189.0 million in the third quarter of 2022. The increase was due to the effectiveness of the cross-selling between property and life insurance, as well as an increase in high-premium policy sales. Revenue from consumption and lifestyle business and others was RMB378.2 million (US$51.8 million), representing an increase of 139.0% from RMB158.3 million in the third quarter of 2022. The increase was primarily attributed to the continuous growth in gross merchandise volume generated through our e-commerce platform, driven by an expanding base of paying customers on the platform.

Sales and marketing expenses in the third quarter of 2023 were RMB195.7 million (US$26.8 million), compared to RMB136.4 million in the same period of 2022. The increase was primarily due to the growth of financial services business volume.

Origination, servicing and other operating costs in the third quarter of 2023 were RMB245.4 million (US$33.6 million), compared to RMB223.6 million in the same period of 2022. The increase was due to the expanding insurance brokerage business.

Research and development expenses1 in the third quarter of 2023 were RMB39.0 million (US$5.3 million), compared to RMB33.4 million in the same period of 2022. The increase was mainly attributed to our ongoing investment in technological innovation.

General and administrative expenses in the third quarter of 2023 were RMB53.5 million (US$7.3 million), compared to RMB76.5 million in the same period of 2022. The decrease resulted from the implementation of our strategy to refine operations, leading to improvements in overall cost efficiency.

Allowance for contract assets, receivables and others in the third quarter of 2023 was RMB83.8 million (US$11.5 million), compared to RMB35.1 million in the same period of 2022. The increase was primarily attributed to the growing volume of loans facilitated on our platform and additional provisions made for the maturing balances of auto-secured loans.

Income tax expense in the third quarter of 2023 was RMB161.9 million (US$22.2 million).

Net income in the third quarter of 2023 was RMB554.4 million (US$76.0 million), as compared to RMB270.3 million in the same period in 2022. The increase was primarily due to the recovery of business volume and optimization of our business structure.

Adjusted EBITDA2 (non-GAAP) in the third quarter of 2023 was RMB692.7 million (US$94.9 million), compared to RMB365.0 million in the same period of 2022.

Basic and diluted income per ADS in the third quarter of 2023 was RMB6.3 (US$0.9) and RMB6.2 (US$0.9), compared to a basic per ADS of RMB3.0 and a diluted per ADS of RMB3.0 in the same period of 2022.

Net cash generated from operating activities in the third quarter of 2023 was RMB645.4 million (US$88.5 million), compared to RMB342.9 million in the same period of 2022.

Net cash used in investing activities in the third quarter of 2023 was RMB393.9 million (US$54.0 million), compared to RMB835.1 million in the same period of 2022.

Net cash used in financing activities in the third quarter of 2023 was RMB502.6 million (US$68.9 million), compared to RMB276.2 million in the same period of 2022.

1 Research and development expenses have been segregated from general and administrative expenses and restated for historical periods to better reflect the Company’s cost and expense structure.

2 “Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

As of September 30, 2023, cash and cash equivalents were RMB5,438.0 million (US$745.3 million), compared to RMB5,808.8 million as of June 30, 2023. As of September 30, 2023, the balance of held-to-maturity investments was RMB4.8 million (US$0.7 million), compared to RMB5.8 million as of June 30, 2023. As of September 30, 2023, the balance of available-for-sale investments was RMB338.1 million (US$46.3 million), compared to RMB102.6 million as of June 30, 2023. As of September 30, 2023, the balance of trading securities was RMB74.2 million (US$10.2 million), compared to nil as of June 30, 2023.

Delinquency rates. As of September 30, 2023, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.8%, 1.2% and 1.0%, respectively, compared to 0.7%, 1.1% and 1.1%, respectively, as of June 30, 2023.

Cumulative M3+ net charge-off rates. As of September 30, 2023, the cumulative M3+ net charge-off rates for loans originated in 2020, 2021 and 2022 were 7.9%, 6.5% and 4.5%, respectively, as compared to 8.0%, 6.6% and 3.9%, respectively, as of June 30, 2023.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company projects the total revenue in the fourth quarter of 2023 to be between RMB1.0 billion to RMB1.3 billion, with net profit margin expected to remain stable.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2960 to US$1.00, the effective noon buying rate on September 29, 2023, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 21, 2023 (or 9:00 p.m. Beijing/Hong Kong Time on November 21, 2023).

Participants who wish to join the call should register online in advance of the conference at:

https://s1.c-conf.com/diamondpass/10035120-gh876t.html

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at https://ir.yirendai.com/presentations-webcasts

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an AI-driven one-stop select financial and lifestyle services platform in China. The Company provides personalized insurance solutions for individuals, families, and businesses, along with high-quality lifestyle services to enhance clients’ well-being and security, as well as offers financial consulting services for clients throughout their growth journey, addressing financing needs that arise from consumption and production.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	334,162	514,353	586,883	80,439	837,548	1,518,401	208,114
Post-origination services	74,433	5,273	984	135	166,720	12,573	1,723
Insurance brokerage services	189,019	404,695	264,611	36,268	532,770	865,664	118,649
Financing services	54,702	14,896	9,937	1,362	242,843	47,410	6,498
Electronic commerce services	52,954	287,725	350,635	48,058	173,742	881,218	120,781
Others	135,385	97,264	97,724	13,395	392,921	296,057	40,579
Total net revenue	840,655	1,324,206	1,310,774	179,657	2,346,544	3,621,323	496,344
Operating costs and expenses:
Sales and marketing	136,406	148,947	195,714	26,825	470,547	450,873	61,797
Origination, servicing and other operating costs	223,622	346,367	245,360	33,629	565,250	791,472	108,480
Research and development expenses	33,422	33,018	38,981	5,343	118,987	101,168	13,866
General and administrative	76,525	63,723	53,519	7,335	219,472	180,623	24,756
Allowance for contract assets, receivables and others	35,074	60,840	83,756	11,480	132,476	189,501	25,974
Total operating costs and expenses	505,049	652,895	617,330	84,612	1,506,732	1,713,637	234,873
Other (expenses)/income:
Interest (expense)/income, net	(378)	10,535	25,815	3,538	(29,741)	50,869	6,972
Fair value adjustments related to Consolidated ABFE	2,077	(17,470)	(8,104)	(1,111)	21,862	(36,777)	(5,041)
Others, net	3,035	2,730	5,177	709	18,930	11,496	1,575
Total other income/(expenses)	4,734	(4,205)	22,888	3,136	11,051	25,588	3,506
Income before provision for income taxes	340,340	667,106	716,332	98,181	850,863	1,933,274	264,977
Income tax expense	70,020	139,758	161,917	22,192	141,227	424,345	58,161
Net income	270,320	527,348	554,415	75,989	709,636	1,508,929	206,816

Weighted average number of ordinary shares outstanding, basic	179,409,525	176,929,176	176,866,653	176,866,653	173,174,370	177,189,206	177,189,206
Basic income per share	1.5067	2.9806	3.1346	0.4296	4.0978	8.5159	1.1672
Basic income per ADS	3.0134	5.9612	6.2692	0.8592	8.1956	17.0318	2.3344

Weighted average number of ordinary shares outstanding, diluted	179,841,065	179,124,032	178,366,565	178,366,565	173,962,494	179,220,434	179,220,434
Diluted income per share	1.5031	2.9440	3.1083	0.4260	4.0792	8.4194	1.1540
Diluted income per ADS	3.0062	5.8880	6.2166	0.8520	8.1584	16.8388	2.3080

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	342,888	718,058	645,416	88,462	1,377,540	1,753,781	240,375
Net cash (used in)/provided by investing activities	(835,064)	(19,988)	(393,919)	(53,991)	(230,586)	360,376	49,394
Net cash used in financing activities	(276,198)	(6,120)	(502,636)	(68,892)	(434,572)	(901,587)	(123,573)
Effect of foreign exchange rate changes	2,284	329	2,395	328	3,592	2,543	349
Net increase in cash, cash equivalents and restricted cash	(766,090)	692,279	(248,744)	(34,093)	715,974	1,215,113	166,545
Cash, cash equivalents and restricted cash, beginning of period	4,427,408	5,132,273	5,824,552	798,321	2,945,344	4,360,695	597,683
Cash, cash equivalents and restricted cash, end of period	3,661,318	5,824,552	5,575,808	764,228	3,661,318	5,575,808	764,228

Unaudited Condensed Consolidated Balance Sheets (in thousands)
	As of
	December 31, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	4,271,899	5,808,775	5,437,972	745,336
Restricted cash	88,796	15,777	137,836	18,892
Trading securities	-	-	74,185	10,168
Accounts receivable	221,004	490,680	432,824	59,323
Contract assets, net	626,739	694,507	826,088	113,225
Contract cost	787	356	271	37
Prepaid expenses and other assets	321,411	297,018	272,577	37,360
Loans at fair value	54,049	412,389	534,687	73,285
Financing receivables	514,388	252,878	162,411	22,260
Amounts due from related parties	1,266,232	1,098,164	940,472	128,902
Held-to-maturity investments	2,700	5,820	4,820	661
Available-for-sale investments	972,738	102,594	338,069	46,336
Property, equipment and software, net	77,256	73,991	73,446	10,067
Deferred tax assets	84,187	92,359	88,231	12,093
Right-of-use assets	33,909	25,424	27,352	3,749
Total assets	8,536,095	9,370,732	9,351,241	1,281,694
Accounts payable	14,144	66,738	38,025	5,211
Amounts due to related parties	227,724	338,779	27,664	3,792
Deferred revenue	65,539	32,450	27,150	3,721
Accrued expenses and other liabilities	1,315,006	1,427,016	1,483,190	203,288
Secured borrowings	767,900	392,100	-	-
Deferred tax liabilities	79,740	100,178	118,543	16,248
Lease liabilities	35,229	26,930	27,709	3,798
Total liabilities	2,505,282	2,384,191	1,822,235	249,758
Ordinary shares	129	130	130	18
Additional paid-in capital	5,160,783	5,168,632	5,169,821	708,583
Treasury stock	(46,734)	(66,914)	(81,501)	(11,171)
Accumulated other comprehensive income	7,765	23,748	25,873	3,546
Retained earnings	908,870	1,860,945	2,414,683	330,960
Total equity	6,030,813	6,986,541	7,529,006	1,031,936
Total liabilities and equity	8,536,095	9,370,732	9,351,241	1,281,694

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Gross written premiums	996,864	1,332,458	1,428,484	195,790	2,601,100	3,684,325	504,979
First year premium	767,250	1,101,928	914,839	125,389	2,071,610	2,644,082	362,402
Renewal premium	229,614	230,530	513,645	70,401	529,490	1,040,243	142,577
Number of insurance clients	156,294	135,449	123,693	123,693	352,175	293,254	293,254
Cumulative number of insurance clients	866,874	1,133,069	1,256,762	1,256,762	866,874	1,256,762	1,256,762
Amount of loans facilitated	6,298,522	8,156,201	9,814,359	1,345,170	15,839,577	24,390,773	3,343,034
Number of borrowers	737,320	1,013,972	1,204,012	1,204,012	1,228,435	2,128,924	2,128,924
Remaining principal of performing loans	10,630,352	12,768,448	15,090,800	2,068,366	10,630,352	15,090,800	2,068,366
Gross merchandise volume	249,624	395,820	563,224	77,196	395,762	1,267,611	173,740

Segment Information
Insurance brokerage business:
Revenue	189,019	404,695	264,611	36,268	532,770	865,664	118,649
Sales and marketing expenses	2,565	3,845	3,175	435	14,783	9,309	1,276
Origination, servicing and other operating costs	152,983	289,851	176,182	24,148	387,511	599,650	82,189

Financial services business:
Revenue	493,369	581,974	667,966	91,552	1,320,565	1,733,813	237,639
Sales and marketing expenses	88,714	103,164	146,369	20,062	325,934	311,751	42,729
Origination, servicing and other operating costs	39,951	38,961	59,300	8,128	113,454	145,870	19,993

Consumption & lifestyle business and others:
Revenue	158,267	337,537	378,197	51,837	493,209	1,021,846	140,056
Sales and marketing expenses	45,127	41,938	46,170	6,328	129,830	129,813	17,792
Origination, servicing and other operating costs	30,688	17,555	9,878	1,353	64,285	45,952	6,298

Reconciliation of Adjusted EBITDA
Net income	270,320	527,348	554,415	75,989	709,636	1,508,929	206,816
Interest expense/(income), net	378	(10,535)	(25,815)	(3,538)	29,741	(50,869)	(6,972)
Income tax expense	70,020	139,758	161,917	22,192	141,227	424,345	58,161
Depreciation and amortization	8,514	1,778	1,664	228	23,893	5,310	728
Share-based compensation	15,760	3,321	513	70	20,642	5,923	812
Adjusted EBITDA	364,992	661,670	692,694	94,941	925,139	1,893,638	259,545
Adjusted EBITDA margin	43.4%	50.0%	52.8%	52.8%	39.4%	52.3%	52.3%

Delinquency Rates
	15-29 days	30-59 days	60-89 days
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%
March 31, 2023	0.6%	1.2%	1.2%
June 30, 2023	0.7%	1.1%	1.1%
September 30, 2023	0.8%	1.2%	1.0%

Net Charge-Off Rate
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of September 30, 2023	Total Net Charge-Off Rate as of September 30, 2023
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	390,347	11.4%
2020	9,614,819	761,411	7.9%
2021	23,195,224	1,502,598	6.5%
2022	22,623,101	1,019,963	4.5%
2023H1	14,576,413	249,378	1.7%

	M3+ Net Charge-Off Rate
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%	9.8%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.3%	7.8%	7.9%	7.9%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.6%	8.1%	8.2%	8.3%	8.2%
2020Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%	8.9%	8.9%	8.8%	8.7%
2020Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.1%	7.4%	7.6%	7.6%	7.5%
2021Q1	0.4%	2.3%	3.9%	5.5%	6.7%	7.0%	7.2%	7.3%	7.2%
2021Q2	0.4%	2.4%	4.5%	5.9%	6.4%	6.7%	6.8%	6.7%
2021Q3	0.5%	3.1%	5.0%	5.9%	6.3%	6.4%	6.4%
2021Q4	0.6%	3.2%	4.6%	5.3%	5.4%	5.4%
2022Q1	0.6%	2.5%	3.8%	4.5%	4.5%
2022Q2	0.4%	2.2%	3.6%	4.1%
2022Q3	0.5%	2.7%	4.1%
2022Q4	0.6%	3.0%
2023Q1	0.5%